November 18, 2009

VIA EDGAR AND FAX

Re:	Westar Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Proxy Statement on Schedule 14A
Filed April 2, 2009
Form 8-K
Filed September 23, 2009
File No. 001-03523

Mr. Ronald E. Alper

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Alper:

We are submitting our responses to your letter to me dated November 6, 2009. For your convenience, the responses are numbered to correspond to the comment numbers in your letter. Our 2008 Form 10-K, Proxy Statement on Schedule 14A and Report on Form 8-K are, collectively, referred to in this letter as the “Reports.”

Capitalized terms used in this response that are not otherwise defined have the respective meanings given them in the Reports.

Form 10-K for Fiscal Year Ended December 31, 2008

Part I, page 7

Item 1A. Risk factors, page 21

1.	We note your response to comment one in our letter dated September 18, 2009. Please provide the proposed language.

Mr. Ronald E. Alper

Securities and Exchange Commission

November 18, 2009

Company Response:

We propose the following revisions to our risk factor subheadings in the 2008 Form 10-K. We have struck through our previous subheadings and underlined our proposed revisions. Our risk factors will be evaluated during the preparation of our 2009 Form 10-K and the subheadings will adequately reflect the risk described in the text.

~~Our Revenues Depend Upon Rates Determined by the KCC and FERC~~

Our regulators may set the prices we charge our customers for electric service at levels that do not provide for the recovery of our costs, and the recovery of and an adequate return on our capital investments, which would adversely impact our consolidated financial results.

~~Our Costs May Not be Fully Recovered in Rates~~

The prices we charge our customers for electricity may not recover our current costs or recover and provide an adequate return on our capital investments, which would adversely impact on our consolidated financial results, because other than specific adjustments approved by the KCC and FERC, our prices remain fixed until reviewed for possible adjustments in a rate review.

~~Equipment Failures and Other External Factors Can Adversely Affect Our Results~~

Equipment failures and events beyond our control may cause extended or unplanned generating plant outages that could require us to produce replacement power from less efficient or higher cost plants or procure more expensive replacement power from others, which may adversely impact our consolidated financial results.

Mr. Ronald E. Alper

Securities and Exchange Commission

November 18, 2009

~~Fuel Deliveries Can Be Interrupted or Slowed and Transmission Systems May Be Constrained~~

Deliveries of fuel for our generating plants may be interrupted or slowed for reasons beyond our control, and access to the transmission system may be constrained or limited for reasons beyond our control, requiring us to take compensating actions that may adversely impact our consolidated financial results, or reducing our ability to take advantage of profitable energy marketing opportunities.

~~We May Have Material Financial Exposure Relating to Environmental Matters~~

The extensive and changing environmental regulations applicable to our business, and pending and possible legal actions related to compliance with those regulations, may require us to install costly equipment, increase our operating expenses, reduce production from our generating plans or take other actions we are unable to identify at this time, and portions of the costs and capital investments associated with these actions may not be recovered in our prices, which would adversely affect our consolidated financial results.

~~Accounting Regulations Unique to Public Utilities Could Change~~

Events could occur that would change the accounting principles for regulated utilities currently applicable to our business, which would have an adverse impact on our consolidated financial results.

~~We Face Financial Risks Associated With Wolf Creek~~

We are exposed to various risks associated with the ownership and operation of Wolf Creek, any of which could adversely impact our consolidated financial results.

~~Our Planned Capital Expenditures Are Significant To Our Results Of Operations~~

Our planned capital expenditure program for the period from 2009 through 2011, which is large in relation to our size, may adversely impact our consolidated financial results if, among other things, we experience delays or cost increases for our capital projects, access to the capital markets needed to fund our capital expenditure program becomes limited or more expensive, or our regulators delay or limit price increases for the recovery of these capital investments.

Mr. Ronald E. Alper

Securities and Exchange Commission

November 18, 2009

~~Uncertainty in the Credit Markets and the Impact on the Economy in Our Service Territory~~

Continuing turmoil in the global credit markets, and the slowing or slow recovery of the global and U.S. economies, may adversely impact our consolidate financial results.

Proxy statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Changes to Named Executive Officer Compensation, page 21; Stock Ownership Requirements, page 25; Potential Payments upon Termination or Change in Control, page 34

2.	We note your responses to comments eight, nine and ten in our letter dated September 18, 2009. Please confirm that in future filings you will disclose the information you provided in your response.

Company Response:

In future filings we will disclose the information provided in our October 16, 2009 response, updated as appropriate for future developments and changes.

Form 8-K Filed September 23, 2009

3.

Your disclosure in the Exhibits of revised full-year 2009 earnings guidance ranging from $1.35 to $1.45 per share excluding the benefit related to the tax settlement associated with former non-regulated businesses; an O&M / SG&A expense increase of 2-3% excluding: a ~$5 million increase for wind O&M expense, a ~$5 million increase to ice storm amortization, a ~$27 million increase [in] SPP transmission expense (largely offset with increase in transmission revenues), benefit of pension tracker to avoid an increase in pension/OPEB expense; and effective tax rate of approximately 28-30%, excluding effects of the 2009 tax settlement, appear to be non-GAAP financial measures. In future filings on Form 8-K please present the most directly comparable financial measure calculated and presented in accordance with GAAP; provide a reconciliation which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure calculated and presented in accordance with GAAP; provide a statement disclosing the reasons why

Mr. Ronald E. Alper

Securities and Exchange Commission

November 18, 2009

management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations; and, to the extent material, provide a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure. Refer to the instructions to Item 2.02 of Form 8-K, Item 100(a) of Regulation G and Item 10(e)(1)(i) of Regulation S-K.

Company Response:

In future filings on Form 8-K, to the extent such filings include disclosure of one or more non-GAAP financial measures, we will present and provide the items referred to above to the extent required for compliance with the instructions to Item 2.02 of Form 8-K, Item 100(a) of Regulation G and Item 10(e)(1)(i) of Regulation S-K.

Mr. Ronald E. Alper

Securities and Exchange Commission

November 18, 2009

At your request, we are filing this letter through the EDGAR system. We are also faxing a copy to Mr. Phippen and Mr. Thompson and sending a signed original copy of this letter by overnight courier to Mr. Owings. Please feel free to call the undersigned at (785) 575-1625 if you have any additional questions.

Sincerely,

WESTAR ENERGY, INC.

By:	/S/ LARRY D. IRICK
Larry D. Irick
Vice President, General Counsel and Corporate Secretary

cc:	Mr. Michael Contreras, Deloitte and Touche LLP
Mr. Lee Wages, Vice President and Controller, Westar Energy, Inc.